EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Independence Holding Company:

We consent to the incorporation by reference in the registration statements Form S-3 (No. 333-134424) and Forms S-8 (No. 33-23302, 333-11792, 333-118388, and 333-135070) of Independence Holding Company of our report dated March 13, 2015, with respect to the consolidated balance sheets of Independence Holding Company as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and all related financial statement schedules, and the effectiveness of internal control over financial reporting which reports appear in the December 31, 2014 annual report on Form 10-K of Independence Holding Company.

/s/ KPMG LLP

New York, New York
March 16, 2015